EXHIBIT 99.1
TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the March 31, 2022 Condensed Consolidated Financial Statements of TC Energy Corporation
March 31, 2022

The following financial ratio has been calculated on a consolidated basis for twelve-month period ended March 31, 2022 and is based on unaudited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratio has been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratio has been prepared based on net income:

March 31, 2022

Earnings coverage on long-term debt and current liabilities	2.8 times

The Corporation’s interest obligations for the twelve-month period ended March 31, 2022 amounted to approximately $2.376 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $6.615 billion for the twelve-month period ended March 31, 2022, which is 2.8 times the Corporation’s interest requirements for that period.